Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-221806

Dated January 24, 2018

Relating to Preliminary Prospectus Supplement

Dated January 23, 2018

PRICING TERM SHEET

Teekay Corporation

10,000,000 Shares of Common Stock

January 24, 2018

Issuer:	Teekay Corporation

Number of Firm Shares Offered:	10,000,000 shares of common stock, par value of $0.001 per share

Number of Option Shares Offered:	1,500,000 shares of common stock, par value of $0.001 per share

Public Offering Price:	$9.75 per share

Approximate Net Proceeds to the

Issuer After Underwriting Discounts

and Commissions:	$93.0 million (or $106.9 million assuming full exercise of the option to purchase additional shares)

Concurrent Offering:	Substantially concurrently with this offering of shares of common stock, we have priced a private unregistered offering (the “Concurrent Convertible Notes Offering”) of $125,000,000 aggregate principal amount of 5.000% convertible senior notes due 2023 (the “convertible notes”) at par and expect to receive net proceeds after deducting initial purchasers’ discounts and commissions of approximately $120.9 million. We have also granted the initial purchasers a 30-day option to purchase an additional $25,000,000 aggregate principal amount of convertible notes from us.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the convertible notes.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the shares of common stock and is not soliciting an offer to buy the shares of common stock in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or J.P. Morgan Securities LLC at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.